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                             March 31, 2023

       Brian Stuglik
       Chief Executive Officer
       Verastem, Inc.
       117 Kendrick Street, Suite 500
       Needham, MA 02494

                                                        Re: Verastem, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 23,
2023
                                                            File No. 333-270794

       Dear Brian Stuglik:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3 filed March 23, 2023

       General

   1. Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations
                                                        details the
circumstances under which the issuance of a convertible security meets the conditions under which
a company may file a registration statement for the resale of privately placed
securities before their actual issuance and states that closing conditions relating to the market
price of the company   s securities are unacceptable conditions. Here,
                                                        in relation to the
second tranche of shares to be registered we note a closing condition relating to the shares'
market price. Please provide us with a detailed analysis to support your conclusion that
registration of the second tranche is appropriate at this time.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Brian Stuglik
Verastem, Inc.
March 31, 2023
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Stuglik
                                                           Division of
Corporation Finance
Comapany NameVerastem, Inc.
                                                           Office of Life
Sciences
March 31, 2023 Page 2
cc:       Thomas J. Danielski
FirstName LastName